Exhibit 99.1

2018-05-30

PRESS RELEASE

Nexttobe Extends Loan to Oasmia Pharmaceutical

Uppsala, Sweden, May 30, 2018 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology announced today that Nexttobe AB has extended its loan to the company.

The current loan from Nexttobe amounts to MSEK 102.4 excluding accrued interest and was due on May 30, 2018. Due date is extended to July 31, 2018 and is intended to be replaced by the loan communicated on January 2, 2018. All other terms remain unchanged.

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 17.45 CET on 30 May 2018.